February 24, 2021

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, a prospectus/information statement under the Securities Act of 1933, as amended, on Form N-14. The prospectus/information statement is filed in connection with the planned reorganization of the Catalyst Small Cap Insider Buying Fund, a series of the Trust, into the Catalyst Insider Buying Fund, also a series of the Trust.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng